Community Ventures
A California Non-Profit Public Benefit Corporation

Financial Statements (Unaudited)
December 31, 2016 and 2015

COMMUNITY VENTURES

TABLE OF CONTENTS

COMMUNITY VENTURES
STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents-unrestricted	$ 379,769	$ 57,805
Cash and cash equivalents-restricted	65,000	-
Security deposit	-	3,325
Total Current Assets	444,769	61,130
Non-Current Asset:		
Loan receivable	100,000	-
Total Non-current Asset	100,000	-
TOTAL ASSETS	$ 544,769	$ 61,130
LIABILITIES AND NET ASSETS		
Current Liabilities:		
Accounts payable and accrued expenses	$ 3,837	$ 421
Total Current Liabilities:	3,837	421
Non-Current Liabilities:		
Notes payable	403,401	-
Total Non-Current Liabilities	403,401	-
Total Liabilities	407,238	421
Net Assets:		
Unrestricted	72,531	60,709
Temporarily Restricted	65,000	-
Total Net Assets	137,531	60,709
TOTAL LIABILITIES AND NET ASSETS	$ 544,769	$ 61,130

No assurance is provided
See accompanying notes which are an integral part of these financial statements.
-1-

COMMUNITY VENTURES
STATEMENTS OF ACTIVITIES (UNAUDITED)
For the year ended December 31, 2016

	Unrestricted	Temporarily Restricted	Total 2016
Revenues and Support:			
Grant revenue	$ 2,500	$ -	$ 2,500
Donor contributions	150,917	65,000	215,917
Miscellaneous revenue	100	-	100
Total Revenues and Support	153,517	65,000	218,517
Expenses:			
Program services	100,867	-	100,867
Supporting services:			
Management and general	28,786	-	28,786
Fundraising	12,042	-	12,042
Total Expenses	141,695	-	141,695
Change in net assets	11,822	65,000	76,822
Net assets at beginning of year	60,709	-	60,709
Net assets at end of year	$ 72,531	$ 65,000	$ 137,531

COMMUNITY VENTURES
STATEMENTS OF ACTIVITIES (UNAUDITED)
For the year ended December 31, 2015

	Unrestricted	Temporarily Restricted	Total 2015
Revenues and Support:			
Grant revenue	$ 67,590	$ -	$ 67,590
Donor contributions	38,193	-	38,193
Miscellaneous revenue	1,232	-	1,232
Rental revenue	200	-	200
Total Revenues and Support	107,215	-	107,215
Expenses:			
Program services	110,199	-	110,199
Supporting services:			
Management and general	13,606	-	13,606
Fundraising	80	-	80
Total Expenses	123,885	-	123,885
Change in net assets	(16,670)	-	(16,670)
Net assets at beginning of year	77,379	-	77,379
Net assets at end of year	$ 60,709	$ -	$ 60,709

No assurance is provided
See accompanying notes which are an integral part of these financial statements.

COMMUNITY VENTURES
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in net assets	$ 76,822	$ (16,670)
Adjustments to reconcile change in net assets to net cash used in operating activities:		
Decrease in security deposit	3,325	-
Increase/(decrease) in accounts payable and accrued expenses	3,416	(2,813)
Net cash used in operating activities	83,563	(19,483)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for program loan	(100,000)	-
Net cash used in investing activities	(100,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds received from notes payable	403,401	-
Proceeds/(repayment) of related party payable	-	(44,576)
Net cash provided by (used in) financing activities	403,401	(44,576)
Net increases (decrease) in cash and cash equivalents	386,964	(64,059)
Cash and cash equivalents at beginning of year	57,805	121,864
Cash and cash equivalents at end of year	$ 444,769	$ 57,805
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 8	12

NOTE 1: NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Community Ventures (the "Organization") is a non-profit public benefit corporation organized on November 15, 2008. The Organization's mission is to promote principles and policies for community economic development through the support of locally owned small businesses that are rooted in and dedicated to the communities where they are located and that prevent leakage of local dollars.

Financial Statement Presentation

The financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Organization is required to report information regarding its financial position and activities according to three classes of net assets: unrestricted net assets, temporarily restricted net assets, and permanently restricted net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Organization considers cash deposits, money market funds, and financial instruments with an original maturity of three months or less to be cash equivalents. The Organization holds cash and cash equivalents in bank deposit accounts, at times may exceed federally insured limits. As of December 31, 2016, and 2015, there were $186,000 and $0 of uninsured deposits.

Grants and Pledges Receivable

Receivables, representing amounts due from grantors and contributions pledged by donors, are stated at amounts estimated by management to be the net realizable value. The Organization periodically evaluates the collectability of accounts receivable and establishes a reserve for uncollectible accounts based on an evaluation of the specific unpaid account balances.

Property and Equipment

Acquisitions of assets in excess of $500 are capitalized at cost. Property and equipment is depreciated using the straight-line method over the assets estimated useful life. Donations of property and equipment are recorded as support at their estimated fair value. Such donations are reported as unrestricted support unless the donor has restricted the donated asset to a specific purpose. Assets donated with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment must be reported as restricted support.

Absent donor stipulations regarding how long those donated assets must be maintained, the Organization reports expirations of donor restrictions when the donated or acquired assets are placed in service as instructed by the donor. The Organization reclassifies temporarily restricted net assets to unrestricted net assets at that time.

Contributions

The Organization accounts for contributions in accordance with generally accepted accounting principles (GAAP), where contributions received are recorded as unrestricted, temporarily restricted, or permanently restricted support depending on the existence and/or nature of any donor restrictions. When a restriction expires, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the statement of activities as satisfaction of program restrictions. Contributions with restrictions met in the same reporting period received are classified as unrestricted. All contributions are considered to be available for unrestricted use unless specifically restricted by the donor. Pledges for contributions are recorded as received and allowances are provided for pledges estimated to be uncollectible.

Contributed Services and Other In-Kind Contributions

Contributed services are recorded if they (a) create or enhance nonfinancial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by the Organization. A number of volunteers have contributed significant amounts of their time in the Organization's program services, but are not recognized as contributions in the financial statement because they do not meet the aforementioned criteria. For the years ended December 31, 2016 and 2015 there were no in-kind contributions.

Functional Allocation of Expenses

The costs of providing the various programs and services have been summarized on a functional basis in the statement of activities. Accordingly, certain costs have been allocated among the program services and supporting services.

Income Tax

No provision has been made for income taxes, since the Organization is exempt from Federal income tax pursuant to Internal Revenue Code Section 501(c)(3). There was no unrelated business taxable income during the year.

The Organization has not recognized any cumulative adjustment relating to the adoption of FASB ASC Income Tax Topic, nor are there any unrecognized tax benefits to be disclosed as December 31, 2016. Uncertainty in income taxes for a not-for-profit organization would include the status of its exemption from taxes, status of filings in local jurisdictions, and unrelated business income, if any. The past three years tax returns remain subject to examination by the Internal Revenue Service.

NOTE 2: FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

NOTE 3: LOAN RECEIVABLE

The Organization has created the Force for Good Fund (the "Fund") which is a pool of funds designed to help nurture, support, and grow women and people of color-owned, high impact, "Best for the World" B corporations. The Fund is an innovative opportunity to support these early stage entrepreneurs with the guidance, access to capital, and connections they need in order to be successful. On December 14, 2016, the Organization made its first loan to a California benefit corporation) in the amount of $100,000. The borrower agreed to pay the Organization a 2% royalty based on its total gross revenues from all sources in repayment of the loan. An annual royalty payment shall be due to the Organization each year by February 28, commencing in 2018, and shall continue for seven additional years. Total royalty payments shall not exceed $155,000.

NOTE 4: NOTES PAYABLE & RESTRICTIONS ON NET ASSETS

During 2016, the Organization had raised $403,401 under revenue sharing agreements pursuant to an offering under Regulation Crowdfunding. The funds will be used to support the Force for Good Fund discussed in Note 3. The Fund will pay 95% of the proceeds received from the Organization's investees in the Fund to its note holders. These payments will be made annually within 90 days after the end of the Organization's fiscal year, commencing in March 2018, with payments extending through March 2025. The Organization commits to a minimum 2.5% annual return.

If the Fund does not return this minimum annual return, the Organization has established a loss reserve that will be used to pay this minimum annual return to the extent that there are sufficient funds in the reserve. During the year ended December 31, 2016, the Organization received $65,000 of temporarily restricted contributions that are restricted for loss reserves. For the year ended December 31, 2016, no funds had been released from restriction. As of December 31, 2016, temporarily restricted net assets totaled $65,000.

NOTE 5: RELATED PARTY TRANSACTIONS

On December 31, 2014 the Organization terminated its fiscal sponsorship agreement with Sustainable Economies Law Center (SELC). As part of the transition agreement, the Organization was to transfer all money owed to or held for SELC. For the years ended December 31, 2016 and 2015, the Organization made payments to SELC totaling $0 and $52,088, respectively.

During 2015, the Organization terminated its contract with its previous management company and contracted with its Board President to provide management services for the Organization. For the years ended December 31, 2016 and 2015, management fees paid to the Board President totaled $7,400 and $3,000, respectively.

NOTE 6: CONCENTRATIONS

The Organization received contributions from two donors that represented over 10% of total revenues for the year ended December 31, 2016, each representing a concentration risk, which were approximately 25% and 23% of total revenues. The Organization received three grants that represented over 10% of total revenues for the year ended December 31, 2015, each representing a concentration risk, which were approximately 46%, 22%, and 13% of total revenues.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Organization has received grants for specific purposes that are subject to review and audit by grantor agencies. Such audits may result in grantor agencies requiring a reimbursement from the Organization for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

NOTE 8: RECLASSIFICATION

Certain prior period amounts have been reclassified in the financial statements to conform to current period presentation.

NOTE 9: SUBSEQUENT EVENTS

Management of the Organization has evaluated events and transactions that occurred after the balance sheet date through April 21, 2017, the date the financial statements were available to be issued, and has determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

COMMUNITY VENTURES
SUPPLEMENTAL SCHEDULE OF FUNCTIONAL EXPENSES (UNAUDITED)
For the year ended December 31, 2016

	Program Services	Supporting Services Management and General	Fundraising	Total 2016
Program contractors	$ 47,324	$ -	$ -	$ 47,324
Grant expense	53,543	-	-	53,543
Professional Fees	-	20,485	-	20,485
Offering costs	-	-	12,042	12,042
Travel expenses	-	1,956	-	1,956
Insurance	-	1,948	-	1,948
Event expense	-	1,860	-	1,860
Bank fees	-	1,309	-	1,309
Conferences	-	692	-	692
Fees and licenses	-	459	-	459
Printing and publications	-	50	-	50
Office supplies	-	11	-	11
Postage and shipping	-	8	-	8
Interest expense	-	8	-	8
	$ 100,867	$ 28,786	$ 12,042	$ 141,695

COMMUNITY VENTURES
SUPPLEMENTAL SCHEDULE OF FUNCTIONAL EXPENSES (UNAUDITED)
For the year ended December 31, 2015

	Program Services		Management and General	Fundraising		Total 2015
			Supporting Services			
Program contractors	$	85,907	$ -	$ -	$	85,907
Grant expense		24,292	-	-		24,292
Professional fees		-	10,298	-		10,298
Insurance		-	1,064	-		1,064
Payroll taxes		-	710	-		710
Travel expenses		-	538	-		538
Bank fees		-	533	-		533
Web service expense		-	339	-		339
Advertising		-	-	80		80
Payroll processing fees		-	78	-		78
Office supplies		-	31	-		31
Postage and shipping		-	15	-		15
	$	110,199	$ 13,606	$ 80	$	123,885